REM Business Solutions, Inc.
2980 S. Rainbow Blvd. #H22
Las Vegas, NV 89146

September 29, 2009

Mr. Larry Spirgel
Assistant Director
United States
Security and Exchange Commission
Washington, DC 20549

RE:  Request for Acceleration Effectiveness of Registration

Dear Sir,

REM Business Solutions, Inc. hereby requests that its registration statement on Form S-1, File No. 333-158529 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective at 11:00 am EST on October 2, 2009, as assumed or thereafter as practical.

The company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to the delegated authority , in declaring the filing effective, does not relieve the company from its full responsibly for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Carl E. Wolters
President
REM Business Solutions, Inc.